EXHIBIT 11
                                                                  ----------

                FAIRFIELD COMMUNITIES, INC. AND SUBSIDIARIES
                       Computation of Earnings Per Share

                                      Year Ended          Six Months Ended
                                  December 31, 1993      December 31, 1992
                                  -----------------      -----------------
                                              Fully                   Fully
                                  Primary    Diluted      Primary    Diluted
                                 ---------  ---------    ---------  ---------
Weighted average shares:
Shares outstanding              10,490,083  10,490,083   3,820,125   3,820,125
Shares issued to wholly owned
 subsidiaries                   (2,395,295) (2,395,295) (2,395,295) (2,395,295)
Estimated increase in shares
 outstanding due to allowed
 claims exceeding $85 million(1) 2,942,977   2,942,977   9,709,287   9,709,287
Net effect of dilutive warrants
 based on the treasury stock
 method using ending market price        -      66,667       -           -
Contingent issuance -
 Holders of FCI Notes (2)                -     588,235       -         588,235
                               -----------  ----------  ----------  ----------
Total weighted average shares
 outstanding                    11,037,765  11,692,667  11,134,117  11,722,352
                               ===========  ==========  ==========  ==========

Net earnings                   $7,170,000   $7,170,000  $1,249,000  $1,249,000
                               ==========   ==========  ==========  ==========

Earnings per share                   $.65         $.61        $.11        $.11
                                     ====         ====        ====        ====

(1) In accordance with the terms of the Seventh Amended and Restated Joint Plans of Reorganization (the "Plans"), the number of shares to be issued to unsecured claim holders will increase if the amount of the
    allowed unsecured claims exceeds $85 million.   The number of shares
    issued will be increased to a number equal to 10,000,000 multiplied by the quotient of the total amount of the allowed unsecured claims divided by $85 million. For purposes of the earnings per share computation, the estimated amount of allowed claims, exclusive of the contingent issuance for the holders of the FCI Notes, total $111.7 million.

(2) In accordance with the terms of the Plans, Fairfield has reserved, but not issued, 588,235 shares of Common Stock for the benefit of the holders of the FCI Notes in the event the proceeds from the sale of the collateral securing the FCI Notes, or the value of any such collateral not sold, is not sufficient to repay the FCI Notes.



    Information for the periods through June 30, 1992 relates to periods prior to confirmation of the Plans when the Predecessor Company had a
different capital structure than  that of the Company.   Per share data
pertaining to preconfirmation periods is, therefore, neither comparable nor meaningful and is not disclosed herein.